

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2023

David Hytha
Chief Financial Officer
Crypto 1 Acquisition Corp
1221 Brickell Avenue, Suite 900
Miami, FL 33131

> **Re: Crypto 1 Acquisition Corp**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-41124**

Dear David Hytha:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction

cc: Jonathan Talcott